# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Manchester United plc, CIK 0001549107
CUSIP: G5784H106
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Old Trafford, Manchester, United Kingdom (X0), M16 ORA
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002055172

## Reporting persons
- Boldhaven Management LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 3,113,537; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 3,113,537 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Manchester United plc
Address of issuer's principal executive offices: Old Trafford, Manchester, UNITED KINGDOM, M16 ORA

## Item 2. Person Filing
Name of person filing: Boldhaven Management LLP
Address of principal business office or, if none, residence: 100 Wigmore Street, London, W1U 3RN, United Kingdom
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3113537
Percent of class: 5.6
Sole power to vote or to direct the vote: 3113537
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported on this Schedule 13G are beneficially owned by clients of the reporting person. No one client's interest in the securities is more than five percent of the total outstanding shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Boldhaven Management LLP: Andrew Schaeffer, COO (07/21/2026)